SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: October 30, 2019

List of materials

Documents attached hereto:

i) Press release:  Quarterly Financial Statements for the Second Quarter Ended September 30, 2019 And Outlook for the Fiscal Year Ending March 31, 2020

Quarterly Financial Statements
for the Second Quarter Ended September 30, 2019
And
Outlook for the Fiscal Year Ending March 31, 2020

October 30, 2019
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended September 30)	F-2
Consolidated Statements of Comprehensive Income (Three months ended September 30)	F-2
Consolidated Statements of Income (Six months ended September 30)	F-3
Consolidated Statements of Comprehensive Income (Six months ended September 30)	F-3
Consolidated Statements of Cash Flows (Six months ended September 30)	F-4
Notes to Consolidated Financial Statements	F-5
-Business Segment Information	F-5
-Going Concern Assumption	F-12
-Significant Changes in Shareholders’ Equity	F-12
-Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2020	1

Outlook for the Fiscal Year Ending March 31, 2020	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets

	(Millions of yen)
	March 31	September 30	Change from
ASSETS	2019	2019	March 31, 2019
Current assets:
Cash and cash equivalents	¥1,470,073	¥1,252,869		¥-217,204
Marketable securities	1,324,538	1,445,531		+120,993
Notes and accounts receivable, trade and contract assets	1,091,242	1,176,090		+84,848
Allowance for doubtful accounts	(25,440)	(24,135)		+1,305
Inventories	653,278	779,533		+126,255
Other receivables	223,620	234,869		+11,249
Prepaid expenses and other current assets	509,301	543,459		+34,158
Total current assets	5,246,612	5,408,216		+161,604

Film costs	409,005	434,782		+25,777

Investments and advances:
Affiliated companies	163,365	188,423		+25,058
Securities investments and other	11,561,286	12,028,384		+467,098
	11,724,651	12,216,807		+492,156

Property, plant and equipment:
Land	83,992	82,727		-1,265
Buildings	664,157	646,786		-17,371
Machinery and equipment	1,585,382	1,602,882		+17,500
Construction in progress	39,208	49,156		+9,948
	2,372,739	2,381,551		+8,812
Less-Accumulated depreciation	1,595,686	1,571,317		-24,369
	777,053	810,234		+33,181

Other assets:
Operating lease right-of-use assets	－	308,358		+308,358
Finance lease right-of-use assets	－	37,552		+37,552
Intangibles, net	917,966	889,562		-28,404
Goodwill	768,552	749,372		-19,180
Deferred insurance acquisition costs	595,265	605,118		+9,853
Deferred income taxes	202,486	190,808		-11,678
Other	339,996	315,487		-24,509
	2,824,265	3,096,257		+271,992
Total assets	¥20,981,586	¥21,966,296	¥	+984,710

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥618,618	¥875,226	¥	+256,608
Current portion of long-term debt	172,461	31,564		-140,897
Current portion of long-term operating lease liabilities	－	66,477		+66,477
Notes and accounts payable, trade	492,124	610,407		+118,283
Accounts payable, other and accrued expenses	1,693,048	1,499,157		-193,891
Accrued income and other taxes	135,226	197,386		+62,160
Deposits from customers in the banking business	2,302,314	2,365,411		+63,097
Other	666,024	669,810		+3,786
Total current liabilities	6,079,815	6,315,438		+235,623

Long-term debt	568,372	529,561		-38,811
Long-term operating lease liabilities	－	268,007		+268,007
Accrued pension and severance costs	384,232	372,438		-11,794
Deferred income taxes	531,421	517,673		-13,748
Future insurance policy benefits and other	5,642,671	5,912,918		+270,247
Policyholders’ account in the life insurance business	3,048,202	3,161,271		+113,069
Other	281,382	263,172		-18,210
Total liabilities	16,536,095	17,340,478		+804,383

Redeemable noncontrolling interest	8,801	7,528		-1,273

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	874,291	876,579		+2,288
Additional paid-in capital	1,266,874	1,269,813		+2,939
Retained earnings	2,320,586	2,628,516		+307,930
Accumulated other comprehensive income	(610,670)	(641,696)		-31,026
Treasury stock, at cost	(104,704)	(229,782)		-125,078
	3,746,377	3,903,430		+157,053

Noncontrolling interests	690,313	714,860		+24,547
Total equity	4,436,690	4,618,290		+181,600
Total liabilities and equity	¥20,981,586	¥21,966,296	¥	+984,710

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Three months ended September 30
	2018	2019	Change
Sales and operating revenue:
Net sales	¥1,809,739	¥1,725,310		¥-84,429
Financial services revenue	351,493	375,089		+23,596
Other operating revenue	21,528	21,860		+332
	2,182,760	2,122,259		-60,501

Costs and expenses:
Cost of sales	1,222,744	1,156,980		-65,764
Selling, general and administrative	397,129	354,916		-42,213
Financial services expenses	312,334	336,178		+23,844
Other operating (income) expense, net	13,383	(2,404)		-15,787
	1,945,590	1,845,670		-99,920

Equity in net income of affiliated companies	2,341	2,366		+25

Operating income	239,511	278,955		+39,444

Other income:
Interest and dividends	4,571	4,953		+382
Gain on equity securities, net	9,935	－		-9,935
Other	1,461	2,036		+575
	15,967	6,989		-8,978

Other expenses:
Interest expenses	3,876	2,784		-1,092
Loss on equity securities, net	－	13,343		+13,343
Foreign exchange loss, net	4,922	7,253		+2,331
Other	282	470		+188
	9,080	23,850		+14,770

Income before income taxes	246,398	262,094		+15,696

Income taxes	59,268	61,927		+2,659

Net income	187,130	200,167		+13,037

Less - Net income attributable to noncontrolling interests	14,129	12,280		-1,849

Net income attributable to Sony Corporation’s
stockholders	¥173,001	¥187,887	¥	+14,886

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥136.38	¥151.89	¥	+15.51
— Diluted	133.43	148.59		+15.16

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Three months ended September 30
	2018	2019	Change

Net income	¥187,130	¥200,167	¥	+13,037

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(24,337)	13,624		+37,961
Unrealized losses on derivative instruments	(563)	(1,072)		-509
Pension liability adjustment	2,467	3,126		+659
Foreign currency translation adjustments	32,168	(21,052)		-53,220

Total comprehensive income	196,865	194,793		-2,072

Less - Comprehensive income attributable
to noncontrolling interests	5,314	16,475		+11,161

Comprehensive income attributable
to Sony Corporation’s stockholders	¥191,551	¥178,318		¥-13,233

Consolidated Statements of Income
	(Millions of yen, except per share amounts)
	Six months ended September 30
	2018	2019	Change
Sales and operating revenue:
Net sales	¥3,411,934	¥3,283,956	¥-127,978
Financial services revenue	684,733	709,909	+25,176
Other operating revenue	39,717	54,118	+14,401
	4,136,384	4,047,983	-88,401

Costs and expenses:
Cost of sales	2,335,231	2,218,018	-117,213
Selling, general and administrative	746,890	705,083	-41,807
Financial services expenses	604,490	624,671	+20,181
Other operating (income) expense, net	13,058	(5,961)	-19,019
	3,699,669	3,541,811	-157,858

Equity in net income (loss) of affiliated companies	(2,198)	3,708	+5,906

Operating income	434,517	509,880	+75,363

Other income:
Interest and dividends	9,305	10,758	+1,453
Gain on equity securities, net	124,714	－	-124,714
Other	2,194	3,155	+961
	136,213	13,913	-122,300

Other expenses:
Interest expenses	7,194	7,664	+470
Loss on equity securities, net	－	13,020	+13,020
Foreign exchange loss, net	3,911	8,949	+5,038
Other	1,141	1,048	-93
	12,246	30,681	+18,435

Income before income taxes	558,484	493,112	-65,372

Income taxes	134,490	126,939	-7,551

Net income	423,994	366,173	-57,821

Less - Net income attributable to noncontrolling interests	24,546	26,164	+1,618

Net income attributable to Sony Corporation’s
stockholders	¥399,448	¥340,009	¥-59,439

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥315.02	¥273.52	¥-41.50
— Diluted	308.17	267.65	-40.52

Consolidated Statements of Comprehensive Income
	(Millions of yen)
	Six months ended September 30
	2018	2019	Change

Net income	¥423,994	¥366,173	¥-57,821

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(21,066)	39,925	+60,991
Unrealized gains (losses) on derivative instruments	915	(308)	-1,223
Pension liability adjustment	4,743	6,040	+1,297
Foreign currency translation adjustments	40,465	(63,750)	-104,215

Total comprehensive income	449,051	348,080	-100,971

Less - Comprehensive income attributable
to noncontrolling interests	13,231	39,097	+25,866

Comprehensive income attributable
to Sony Corporation’s stockholders	¥435,820	¥308,983	¥-126,837

Consolidated Statements of Cash Flows
	(Millions of yen)
	Six months ended September 30
	2018	2019
Cash flows from operating activities:
Net income	¥423,994	¥366,173
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	171,826	189,939
Amortization of film costs	133,892	138,400
Accrual for pension and severance costs, less payments	(5,310)	(3,744)
Other operating (income) expense, net	13,058	(5,961)
(Gain) loss on securities investments, net (other than financial services business)	(124,717)	12,939
Gain on marketable securities and Securities investments held in the financial
services business, net	(109,791)	(25,820)
Deferred income taxes	(3,350)	(17,978)
Equity in net (income) loss of affiliated companies, net of dividends	4,559	(924)
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(185,855)	(144,399)
Increase in inventories	(118,255)	(144,148)
Increase in film costs	(190,494)	(176,002)
Increase in notes and accounts payable, trade	302,979	128,786
Increase in accrued income and other taxes	62,075	47,557
Increase in future insurance policy benefits and other	368,871	338,457
Increase in deferred insurance acquisition costs	(47,090)	(48,346)
Increase in marketable securities held in the life insurance business	(43,949)	(88,119)
Increase in other current assets	(72,246)	(33,747)
Decrease in other current liabilities	(43,719)	(167,023)
Other	(125,649)	44,445
Net cash provided by operating activities	410,829	410,485

Cash flows from investing activities:
Payments for purchases of fixed assets	(154,819)	(179,778)
Proceeds from sales of fixed assets	11,355	10,611
Payments for investments and advances by financial services business	(563,301)	(681,965)
Payments for investments and advances
(other than financial services business)	(25,373)	(32,320)
Proceeds from sales or return of investments and collections of advances
by financial services business	140,969	138,242
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	1,996	11,627
Proceeds from sales of businesses	－	7,864
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	－
Proceeds from sales of Olympus Corporation Shares	－	80,357
Other	(21,295)	14,147
Net cash used in investing activities	(528,001)	(631,215)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,958	6,283
Payments of long-term debt	(229,504)	(186,103)
Increase in short-term borrowings, net	133,248	257,129
Increase in deposits from customers in the financial services business, net	132,628	110,514
Dividends paid	(18,992)	(24,994)
Payments for purchase of treasury stock	(97)	(125,078)
Payment for purchase of Nile Acquisition LLC shares from noncontrolling interests	(32,041)	－
Other	(36,470)	(8,842)
Net cash provided by (used in) financing activities	(270)	28,909

Effect of exchange rate changes on cash and cash equivalents, including restricted	70,344	(26,029)

Net decrease in cash and cash equivalents, including restricted	(47,098)	(217,850)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	1,545,840	1,255,963

Less - restricted cash and cash equivalents, included in other current assets and other assets	5,061	3,094
Cash and cash equivalents at end of the period	¥1,540,779	¥1,252,869

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)
	(Millions of yen)
	Three months ended September 30
Sales and operating revenue	2018	2019	Change
Game & Network Services
Customers	¥535,754	¥438,046	¥-97,708
Intersegment	14,311	16,344	+2,033
Total	550,065	454,390	-95,675

Music
Customers	200,294	216,742	+16,448
Intersegment	3,562	2,533	-1,029
Total	203,856	219,275	+15,419

Pictures
Customers	242,021	260,387	+18,366
Intersegment	(1,150)	217	+1,367
Total	240,871	260,604	+19,733

Electronics Products & Solutions
Customers	551,005	486,311	-64,694
Intersegment	4,958	7,188	+2,230
Total	555,963	493,499	-62,464

Imaging & Sensing Solutions
Customers	222,924	285,579	+62,655
Intersegment	31,522	25,145	-6,377
Total	254,446	310,724	+56,278

Financial Services
Customers	351,493	375,089	+23,596
Intersegment	1,960	2,092	+132
Total	353,453	377,181	+23,728

All Other
Customers	77,226	57,943	-19,283
Intersegment	11,892	10,954	-938
Total	89,118	68,897	-20,221

Corporate and elimination	(65,012)	(62,311)	+2,701
Consolidated total	¥2,182,760	¥2,122,259	¥-60,501

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the Electronics Products & Solutions (“EP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended September 30
Operating income (loss)	2018	2019	Change

Game & Network Services	¥90,622	¥64,987		¥-25,635
Music	31,501	37,480		+5,979
Pictures	23,535	39,318		+15,783
Electronics Products & Solutions	16,456	41,387		+24,931
Imaging & Sensing Solutions	47,928	76,378		+28,450
Financial Services	39,160	38,779		-381
All Other	5,042	2,434		-2,608
Total	254,244	300,763		+46,519

Corporate and elimination	(14,733)	(21,808)		-7,075
Consolidated total	¥239,511	¥278,955	¥	+39,444

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

The 2018 sales and operating revenue and operating income (loss) above has been reclassified to reflect the change in the business segment classification discussed on page F-13.

(Business Segments)
	(Millions of yen)
	Six months ended September 30
Sales and operating revenue	2018	2019	Change

Game & Network Services
Customers	¥985,734	¥879,796	¥-105,938
Intersegment	36,432	32,055	-4,377
Total	1,022,166	911,851	-110,315

Music
Customers	378,002	416,780	+38,778
Intersegment	7,325	4,748	-2,577
Total	385,327	421,528	+36,201

Pictures
Customers	415,248	446,146	+30,898
Intersegment	704	546	-158
Total	415,952	446,692	+30,740

Electronics Products & Solutions
Customers	1,115,799	966,967	-148,832
Intersegment	8,322	10,447	+2,125
Total	1,124,121	977,414	-146,707

Imaging & Sensing Solutions
Customers	399,597	496,754	+97,157
Intersegment	57,088	44,648	-12,440
Total	456,685	541,402	+84,717

Financial Services
Customers	684,733	709,909	+25,176
Intersegment	3,925	4,207	+282
Total	688,658	714,116	+25,458

All Other
Customers	151,673	118,575	-33,098
Intersegment	20,369	19,913	-456
Total	172,042	138,488	-33,554

Corporate and elimination	(128,567)	(103,508)	+25,059
Consolidated total	¥4,136,384	¥4,047,983	¥-88,401

G&NS intersegment amounts primarily consist of transactions with All Other.
I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Six months ended September 30
Operating income (loss)	2018	2019	Change

Game & Network Services	¥174,072	¥138,791		¥-35,281
Music	63,605	75,757		+12,152
Pictures	15,934	39,694		+23,760
Electronics Products & Solutions	49,166	66,453		+17,287
Imaging & Sensing Solutions	77,065	125,906		+48,841
Financial Services	79,741	84,884		+5,143
All Other	5,336	(168)		-5,504
Total	464,919	531,317		+66,398

Corporate and elimination	(30,402)	(21,437)		+8,965
Consolidated total	¥434,517	¥509,880	¥	+75,363

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

The 2018 sales and operating revenue and operating income (loss) above has been reclassified to reflect the change in the business segment classification discussed on page F-13.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers for each segment.  Sony management views each segment as a single operating segment.

	(Millions of yen)
	Three months ended September 30
Sales and operating revenue (to external customers)	2018	2019	Change

Game & Network Services
Digital Software and Add-on Content	¥258,267	¥226,889	¥-31,378
Network Services	75,997	84,377	+8,380
Hardware and Others	201,490	126,780	-74,710
Total	535,754	438,046	-97,708

Music
Recorded Music	105,463	112,202	+6,739
Music Publishing	19,436	38,407	+18,971
Visual Media and Platform	75,395	66,133	-9,262
Total	200,294	216,742	+16,448

Pictures
Motion Pictures	109,334	140,371	+31,037
Television Productions	68,482	61,546	-6,936
Media Networks	64,205	58,470	-5,735
Total	242,021	260,387	+18,366

Electronics Products & Solutions
Televisions	191,705	166,479	-25,226
Audio and Video	81,861	83,754	+1,893
Still and Video Cameras	103,034	99,606	-3,428
Mobile Communications	114,886	77,714	-37,172
Other	59,519	58,758	-761
Total	551,005	486,311	-64,694

Imaging & Sensing Solutions	222,924	285,579	+62,655

Financial Services	351,493	375,089	+23,596

All Other	77,226	57,943	-19,283

Corporate	2,043	2,162	+119
Consolidated total	¥2,182,760	¥2,122,259	¥-60,501

(Sales to Customers by Product Category)
	(Millions of yen)
	Six months ended September 30
Sales and operating revenue (to external customers)	2018	2019	Change

Game & Network Services
Digital Software and Add-on Content	¥483,209	¥442,853	¥-40,356
Network Services	151,441	167,983	+16,542
Hardware and Others	351,084	268,960	-82,124
Total	985,734	879,796	-105,938

Music
Recorded Music	205,202	224,164	+18,962
Music Publishing	40,900	77,697	+36,797
Visual Media and Platform	131,900	114,919	-16,981
Total	378,002	416,780	+38,778

Pictures
Motion Pictures	177,902	221,241	+43,339
Television Productions	113,897	108,032	-5,865
Media Networks	123,449	116,873	-6,576
Total	415,248	446,146	+30,898

Electronics Products & Solutions
Televisions	378,255	314,240	-64,015
Audio and Video	166,790	162,497	-4,293
Still and Video Cameras	216,290	199,860	-16,430
Mobile Communications	245,240	178,264	-66,976
Other	109,224	112,106	+2,882
Total	1,115,799	966,967	-148,832

Imaging & Sensing Solutions	399,597	496,754	+97,157

Financial Services	684,733	709,909	+25,176

All Other	151,673	118,575	-33,098

Corporate	5,598	13,056	+7,458
Consolidated total	¥4,136,384	¥4,047,983	¥-88,401

Sony has realigned its product category configuration in regard to the segmentation change.  For further details, refer to Accounting Policies and Other Information in the Notes to Consolidated Financial Statements.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income (loss) of Mobile Communications for the three months ended September 30, 2018 and 2019 was (29,814) million yen and 635 million yen, respectively.  In addition, the operating income (loss) of the six months ended September 30, 2018 and 2019 was (40,572) million yen and 1,674 million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated

	March 31	September 30	March 31	September 30	March 31	September 30
	2019	2019	2019	2019	2019	2019
ASSETS
Current assets:
Cash and cash equivalents	¥509,595	¥536,556	¥960,478	¥716,313	¥1,470,073	¥1,252,869
Marketable securities	1,324,538	1,445,531	－	－	1,324,538	1,445,531
Notes and accounts receivable, trade and contract assets	16,479	15,565	1,055,669	1,143,171	1,065,802	1,151,955
Inventories	－	－	653,278	779,533	653,278	779,533
Other receivables	63,921	52,265	159,758	183,019	223,620	234,869
Prepaid expenses and other current assets	133,214	131,303	376,778	412,863	509,301	543,459
Total current assets	2,047,747	2,181,220	3,205,961	3,234,899	5,246,612	5,408,216

Film costs	－	－	409,005	434,782	409,005	434,782

Investments and advances	11,400,938	11,971,627	399,696	320,859	11,724,651	12,216,807

Investments in Financial Services, at cost	－	－	153,968	153,968	－	－

Property, plant and equipment	22,920	16,132	752,847	792,816	777,053	810,234

Other assets:
Right-of-use assets	－	55,984	－	290,503	－	345,910
Intangibles, net	42,968	44,770	874,998	844,792	917,966	889,562
Goodwill	7,225	7,225	761,327	742,147	768,552	749,372
Deferred insurance acquisition costs	595,265	605,118	－	－	595,265	605,118
Deferred income taxes	3,533	3,427	198,953	187,542	202,486	190,808
Other	32,085	33,810	311,653	285,732	339,996	315,487
	681,076	750,334	2,146,931	2,350,716	2,824,265	3,096,257
Total assets	¥14,152,681	¥14,919,313	¥7,068,408	¥7,288,040	¥20,981,586	¥21,966,296

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥564,609	¥723,199	¥226,470	¥183,591	¥791,079	¥906,790
Short-term operating lease liabilities	－	8,699	－	57,969	－	66,477
Notes and accounts payable, trade	－	－	492,124	610,407	492,124	610,407
Accounts payable, other and accrued expenses	40,228	34,246	1,653,895	1,466,094	1,693,048	1,499,157
Accrued income and other taxes	19,655	27,015	115,571	170,371	135,226	197,386
Deposits from customers in the banking business	2,302,314	2,365,411	－	－	2,302,314	2,365,411
Other	197,123	213,852	474,926	462,688	666,024	669,810
Total current liabilities	3,123,929	3,372,422	2,962,986	2,951,120	6,079,815	6,315,438

Long-term debt	235,761	237,809	336,349	295,811	568,372	529,561
Long-term operating lease liabilities	－	41,252	－	227,125	－	268,007
Accrued pension and severance costs	33,979	34,488	350,253	337,950	384,232	372,438
Deferred income taxes	355,356	370,325	176,065	147,510	531,421	517,673
Future insurance policy benefits and other	5,642,671	5,912,918	－	－	5,642,671	5,912,918
Policyholders’ account in the life insurance business	3,048,202	3,161,271	－	－	3,048,202	3,161,271
Other	15,488	18,471	288,164	266,667	281,382	263,172
Total liabilities	12,455,386	13,148,956	4,113,817	4,226,183	16,536,095	17,340,478

Redeemable noncontrolling interest	－	－	8,801	7,528	8,801	7,528

Equity:
Stockholders’ equity of Financial Services	1,695,563	1,768,439	－	－	－	－
Stockholders’ equity of Sony without Financial Services	－	－	2,850,380	2,960,149	－	－
Sony Corporation’s stockholders’ equity	－	－	－	－	3,746,377	3,903,430
Noncontrolling interests	1,732	1,918	95,410	94,180	690,313	714,860
Total equity	1,697,295	1,770,357	2,945,790	3,054,329	4,436,690	4,618,290
Total liabilities and equity	¥14,152,681	¥14,919,313	¥7,068,408	¥7,288,040	¥20,981,586	¥21,966,296

Condensed Statements of Income

	(Millions of yen)
	Three months ended September 30
	Financial Services				Sony without Financial Services				Consolidated
	2018		2019		2018		2019		2018		2019

Financial services revenue		¥353,453		¥377,181	¥	－	¥	－		¥351,493		¥375,089
Net sales and operating revenue		－		－		1,833,252		1,749,121		1,831,267		1,747,170
		353,453		377,181		1,833,252		1,749,121		2,182,760		2,122,259

Cost of sales		－		－		1,225,837		1,160,099		1,222,744		1,156,980
Selling, general and administrative		－		－		396,019		353,760		397,129		354,916
Financial services expenses		314,296		338,273		－		－		312,334		336,178
Other operating (income) expense, net		14		8		13,369		(2,426)		13,383		(2,404)
		314,310		338,281		1,635,225		1,511,433		1,945,590		1,845,670

Equity in net income (loss) of affiliated companies		17		(121)		2,324		2,487		2,341		2,366

Operating income		39,160		38,779		200,351		240,175		239,511		278,955

Other income (expenses), net		(19)		(45)		6,906		(16,815)		6,887		(16,861)

Income before income taxes		39,141		38,734		207,257		223,360		246,398		262,094

Income taxes		10,398		10,753		48,870		51,174		59,268		61,927

Net income		28,743		27,981		158,387		172,186		187,130		200,167

Less - Net income attributable to noncontrolling interests		67		87		4,042		2,448		14,129		12,280

Net income of Financial Services		¥28,676		¥27,894	¥	－	¥	－	¥	－	¥	－

Net income of Sony without Financial Services	¥	－	¥	－		¥154,345		¥169,738	¥	－	¥	－

Net income attributable to Sony Corporation's stockholders	¥	－	¥	－	¥	－	¥	－		¥173,001		¥187,887

	Six months ended September 30
	Financial Services				Sony without Financial Services				Consolidated
	2018		2019		2018		2019		2018		2019

Financial services revenue		¥688,658		¥714,116	¥	－	¥	－		¥684,733		¥709,909
Net sales and operating revenue		－		－		3,455,586		3,341,464		3,451,651		3,338,074
		688,658		714,116		3,455,586		3,341,464		4,136,384		4,047,983

Cost of sales		－		－		2,341,273		2,223,968		2,335,231		2,218,018
Selling, general and administrative		－		－		744,782		702,537		746,890		705,083
Financial services expenses		608,416		628,879		－		－		604,490		624,671
Other operating (income) expense, net		39		44		13,019		(6,019)		13,058		(5,961)
		608,455		628,923		3,099,074		2,920,486		3,699,669		3,541,811

Equity in net income (loss) of affiliated companies		(462)		(309)		(1,736)		4,017		(2,198)		3,708

Operating income		79,741		84,884		354,776		424,995		434,517		509,880

Other income (expenses), net		(36)		(91)		140,446		1,015		123,967		(16,768)

Income before income taxes		79,705		84,793		495,222		426,010		558,484		493,112

Income taxes		21,930		24,735		112,560		102,204		134,490		126,939

Net income		57,775		60,058		382,662		323,806		423,994		366,173

Less - Net income attributable to noncontrolling interests		113		173		3,689		5,072		24,546		26,164

Net income of Financial Services		¥57,662		¥59,885	¥	－	¥	－	¥	－	¥	－

Net income of Sony without Financial Services	¥	－	¥	－		¥378,973		¥318,734	¥	－	¥	－

Net income attributable to Sony Corporation's stockholders	¥	－	¥	－	¥	－	¥	－		¥399,448		¥340,009

Condensed Statements of Cash Flows

			(Millions of yen)
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019
Cash flows from operating activities:
Net income (loss)	¥57,775	¥60,058	¥382,662	¥323,806	¥423,994	¥366,173
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	33,438	45,235	138,388	144,704	171,826	189,939
Amortization of film costs	－	－	133,892	138,400	133,892	138,400
Other operating (income) expense, net	39	44	13,019	(6,019)	13,058	(5,961)
(Gain) loss on marketable securities and
securities investments, net	(109,791)	(25,820)	(124,717)	12,939	(234,508)	(12,881)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade
and contract assets	388	914	(185,352)	(145,747)	(185,855)	(144,399)
(Increase) decrease in inventories	－	－	(118,255)	(144,148)	(118,255)	(144,148)
(Increase) decrease in film costs	－	－	(190,494)	(176,002)	(190,494)	(176,002)
Increase (decrease) in notes and accounts
payable, trade	－	－	302,979	128,786	302,979	128,786
Increase (decrease) in future insurance policy
benefits and other	368,871	338,457	－	－	368,871	338,457
(Increase) decrease in deferred insurance
acquisition costs	(47,090)	(48,346)	－	－	(47,090)	(48,346)
(Increase) decrease in marketable securities held
in the life insurance business	(43,949)	(88,119)	－	－	(43,949)	(88,119)
Other	(8,949)	55,679	(175,651)	(187,001)	(183,640)	(131,414)
Net cash provided by (used in) operating activities	250,732	338,102	176,471	89,718	410,829	410,485

Cash flows from investing activities:
Payments for purchases of fixed assets	(9,600)	(9,379)	(145,228)	(170,398)	(154,819)	(179,778)
Payments for investments and advances	(563,301)	(681,965)	(25,373)	(32,320)	(588,674)	(714,285)
Proceeds from sales or return of investments and
collections of advances	140,969	138,242	84,463	91,984	225,432	230,226
Other	78	64	(10,019)	32,571	(9,940)	32,622
Net cash provided by (used in) investing activities	(431,854)	(553,038)	(96,157)	(78,163)	(528,001)	(631,215)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	146,992	158,510	(192,289)	(80,880)	(45,298)	77,309
Increase (decrease) in deposits from customers, net	132,628	110,514	－	－	132,628	110,514
Dividends paid	(26,100)	(27,189)	(18,992)	(24,994)	(18,992)	(24,994)
Other	114	62	(58,987)	(124,463)	(68,608)	(133,920)
Net cash provided by (used in) financing activities	253,634	241,897	(270,268)	(230,337)	(270)	28,909

Effect of exchange rate changes on cash and cash equivalents	－	－	70,344	(26,029)	70,344	(26,029)

Net increase (decrease) in cash and cash equivalents,
including restricted	72,512	26,961	(119,610)	(244,811)	(47,098)	(217,850)

Cash and cash equivalents, including restricted, at beginning of the fiscal year	393,133	509,595	1,199,805	964,218	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	465,645	536,556	1,080,195	719,407	1,545,840	1,255,963
Less - restricted cash and cash equivalents,
included in other current assets and other assets	－	－	5,061	3,094	5,061	3,094
Cash and cash equivalents at end of the period	¥465,645	¥536,556	¥1,075,134	¥716,313	¥1,540,779	¥1,252,869

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Based on the resolution of the Board of Directors at the meeting held on May 16, 2019, Sony Corporation repurchased 21,409,600 shares of its common stock for 124,999 million yen during the six months ended September 30, 2019.  The balance of treasury stock was 229,782 million yen, at cost, as of September 30, 2019 primarily due to the above-mentioned repurchase of common stock.

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Leases
      In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends current leasing guidance.  The ASU requires substantially all leases to be recognized on the balance sheet.
Sony has applied this ASU as of April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has applied the package of practical expedients for leases that expired or existed prior to the adoption date.  As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization.  In addition, Sony has applied the short-term lease exception.
As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019.  This impact is mainly due to operating leases of real estate.  The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets.  Finance lease right-of-use assets which are included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, are now presented as finance lease right-of-use assets from April 1, 2019 onward.

Targeted improvements to accounting for hedging activities
In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities.   The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities.  This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness.  This ASU was effective for Sony as of April 1, 2019.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of September 30, 2019, Sony had 1,546 consolidated subsidiaries (including variable interest entities) and 132 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended September 30
Net income attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,268,535	1,237,011
— Diluted	1,296,562	1,264,427

	(Thousands of shares)
	Six months ended September 30
Net income attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,268,017	1,243,086
— Diluted	1,296,190	1,270,343

The dilutive effect in the weighted-average number of outstanding shares for the three and six months ended September 30, 2018 and 2019 primarily resulted from convertible bonds which were issued in July 2015.

     (Segmentation)
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.  In addition, the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and Internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and six months ended September 30, 2018 have been made to conform to the presentation for the three and six months ended September 30, 2019.

(Subsequent event)
On October 10, 2019, Sony Corporation issued under its existing domestic bond shelf registration 100.0 billion yen of unsecured straight bonds.  The bonds have interest rates and maturity dates as follows:

Amount	Interest rate	Maturity date
30.0 billion yen	0.13% per annum	October 10, 2024
10.0 billion yen	0.18% per annum	October 9, 2026
60.0 billion yen	0.30% per annum	October 10, 2029

Outlook for the Fiscal Year Ending March 31, 2020

The forecast for consolidated results for the fiscal year ending March 31, 2020, as announced on July 30, 2019, has been revised as follows:

	(Billions of yen)
	March 31, 2019	July	October	Change from
	Results	Forecast	Forecast	July Forecast
Sales and operating revenue	¥8,665.7	¥ 8,600	¥8,400	-¥200 billion	-2.3%
Operating income	894.2	810	840	+ ¥30 billion	+3.7%
Income before income taxes	1,011.6	770	800	+ ¥30 billion	+3.9%
Net income attributable to Sony Corporation’s stockholders	916.3	500	540	+ ¥40 billion	+8.0%

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the six months ending March 31, 2020	(For your reference)
Assumed foreign exchange rates for the fiscal year ending March 31, 2020 at the time of the July forecast
1 U.S. dollar	approximately 108 yen	approximately 108 yen
1 Euro	approximately 118 yen	approximately 123 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2020 are expected to be lower than the July forecast due to lower-than-expected sales in the Game & Network Services (“G&NS”), Electronics Products & Solutions (“EP&S”) and Pictures segments, partially offset by higher-than-expected sales in the Imaging & Sensing Solutions (“I&SS”) and Music segments.

Consolidated operating income is expected to be higher than the July forecast due to an expected increase in operating income primarily in the I&SS segment and an expected decrease in operating loss in All Other, Corporate and elimination, partially offset by expected decreases in operating income in the G&NS and EP&S segments.

Restructuring charges for the Sony Group are expected to be approximately 24.0 billion yen, which remains unchanged from the July forecast, compared to 33.1 billion yen in the fiscal year ended March 31, 2019.  Restructuring charges are recorded as an operating expense and are included in the forecast for operating income.

Income before income taxes is expected to be 800 billion yen, which is higher than the July forecast.  This expected increase is primarily due to the above-mentioned expected increase in operating income.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the July forecast due to the above-mentioned expected increase in income before income taxes, as well as lower-than-expected effective tax rates.

1

The forecast for each business segment for the fiscal year ending March 31, 2020 has been revised as follows:

	(Billions of yen)
	March 31, 2019 Results	July Forecast	October Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥2,310.9	¥2,200	¥2,000
Operating income	311.1	280	240
Music
Sales and operating revenue	807.5	830	850
Operating income	232.5	135	140
Pictures
Sales and operating revenue	986.9	1,080	1,030
Operating income	54.6	65	70
Electronics Products & Solutions (EP&S) *
Sales and operating revenue	2,320.6	2,160	2,110
Operating income	76.5	121	111
Imaging & Sensing Solutions (I&SS) **
Sales and operating revenue	879.3	990	1,040
Operating income	143.9	145	200
Financial Services
Financial services revenue	1,282.5	1,330	1,330
Operating income	161.5	170	170
All Other, Corporate and elimination
Operating loss	(85.8)	(106)	(91)
Consolidated
Sales and operating revenue	8,665.7	8,600	8,400
Operating income	894.2	810	840
* Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (EP&S) segment.  The sales and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.
** The former Semiconductors segment has been renamed the Imaging & Sensing Solutions (I&SS) segment effective from the first quarter of the fiscal year ending March 31, 2020.

Game & Network Services (G&NS)
Sales are expected to be lower than the July forecast primarily due to lower-than-expected software sales including the impact of a change in the launch date of a first-party title, lower-than-expected PlayStation®4 hardware unit sales and the impact of foreign exchange rates.  Operating income is expected to be significantly lower than the July forecast primarily due to the impact of the above-mentioned expected decrease in software sales and the negative impact of foreign exchange rates, partially offset by expected cost reductions and an increase in sales for PlayStation®Plus.

Music
Sales are expected to be higher than the July forecast primarily due to an expected increase in streaming revenues in Recorded Music and Music Publishing.  Operating income is expected to be higher than the July forecast primarily due to the impact of the above-mentioned expected increase in sales.

Pictures
Sales are expected to be lower than the July forecast primarily due to a delay in the timing of theatrical releases in Motion Pictures, as well as lower advertising and subscription revenues in Media Networks primarily due to the impact of the channel portfolio review that began in the previous fiscal year.  Operating income is expected to be higher than the July forecast primarily due to an expected decrease in marketing costs resulting from the above-mentioned release date changes in Motion Pictures and higher operating results in India as well as the benefit of the above-mentioned portfolio review in Media Networks.
2

Electronics Products & Solutions (EP&S)
Sales are expected to be lower than the July forecast primarily due to lower-than-expected unit sales of televisions and the impact of foreign exchange rates.  Operating income is expected to be lower than the July forecast primarily due to the negative impact of foreign exchange rates and the impact of the above-mentioned expected decrease in sales, partially offset by expected further reductions in operating costs.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be higher than the July forecast due to higher-than-expected sales of image sensors for mobile products, resulting from an improvement in product mix and higher-than-expected unit sales.  Operating income is expected to be significantly higher than the July forecast primarily due to the impact of the above-mentioned expected increase in sales.

The forecasts for financial services revenue and operating income for the Financial Services segment remain unchanged from the July forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, resulting in EMI becoming a wholly-owned subsidiary of Sony.  Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019.  Sales and operating income (loss) for the Music segment in the fiscal year ending March 31, 2020 include the financial results of EMI from April 1, 2019 onward.

The Music segment results include the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd., Sony Assurance Inc. and Sony Bank Inc.  The results discussed in the Financial Services segment differ from the results that SFH discloses separately on a Japanese statutory basis.
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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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